Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 o: 650.493.9300 f: 650.493.6811

September 16, 2025
Via EDGAR

Division of Corporation Finance
Office of Manufacturing
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Dale Welcome
Anne McConnell

Re: Lumentum Holdings Inc.
Form 10-K for the fiscal year ended June 28, 2025
Filed August 19, 2025
Form 8-K filed August 12, 2025
File No. 001-36861
Ladies and Gentlemen:
On behalf of Lumentum Holdings Inc. (the “Company”), we respectfully advise the staff (the “Staff”) of the Securities and Exchange Commission that the Company is in receipt of the Staff’s letter dated September 9, 2025 containing comments regarding the above-referenced filing. The Company respectfully advises the Staff that it expects to respond to the Staff’s letter no later than October 7, 2025.
Please do not hesitate to contact me at (650) 493-9300 if you have any questions or require additional information. I thank you in advance for your consideration.
Sincerely,
WILSON SONSINI GOODRICH & ROSATI
Professional Corporation
/s/ Lisa Stimmell
Lisa Stimmell
cc:    Lumentum Holdings Inc.

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